UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

    Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

April 4, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,434,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,434,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,434,333
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,434,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,434,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,434,333
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,434,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,434,333
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,434,333
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.35%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the aggregate of (i) 80,767,562 Common Shares that the Issuer reported as issued and outstanding as of February 14, 2014 in the Issuer’s Annual Report on Form 10-K filed February 26, 2014.

Explanatory Statement

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended (the “Schedule 13D”), by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”) relating to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D as previously amended.

This Schedule 13D, as amended, is being filed jointly by the Reporting Persons as described Item 2 thereto, incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On April 4, 2014, MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated agreed to amend the Stock Purchase Plan Engagement Agreement dated August 7, 2013 (the “Purchase Plan”). The amendment increases the total amount of Common Shares that can be acquire under the Purchase Plan from 20.5% of the Issuer’s issued and outstanding Common Shares to a maximum of 20.75% of the Issuer’s issued and outstanding Common Shares. The Reporting Persons expect that purchases of Common Shares will be made for MHC’s account pursuant to the Purchase Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

On April 4, 2014, MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated agreed to amend the Purchase Plan. The amendment extended the term of the Purchase Plan to November 14, 2014 and increased the total amount of shares that could be acquired under the Purchase Plan. On the date of the amendment, MHC was not in possession of any material nonpublic information regarding Issuer or its Common Shares and its decision to amend the Purchase Plan was made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. MHC requested and was granted approval by the Issuer to amend the Purchase Plan in the manner described in accordance with the Issuer’s Amended and Restated Insider Trading Compliance Program.

The form of the amendment to the Purchase Plan is set forth in Exhibit 7.10 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.10	Form of amendment to the Stock Purchase Plan Engagement Agreement between Marubeni Aviation Holding Coöperatief U.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014

MARUBENI CORPORATION

By:	/s/ Toshihiro Kyuki, attorney-in-fact
Name:	Tadaaki Kurakake
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Toshihiro Kyuki, attorney-in-fact
Name:	Tadaaki Kurakake
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Toshihiro Kyuki, attorney-in-fact
Name:	Tadaaki Kurakake
Title:	Managing Director